UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: April 1, 2025

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Companhia Aberta

CNPJ/ME 02.421.421/0001-11

NIRE 333.0032463-1

ATA DA REUNIÃO DO CONSELHO DE ADMINISTRAÇÃO

REALIZADA EM 28 DE MARÇO DE 2025

DATA, HORA E LOCAL: 28 de março de 2025, às 17h00. Devido à importância e urgência dos assuntos constantes da Ordem do Dia, a reunião foi realizada na modalidade de circuito deliberativo virtual, conforme previsto no Artigo 25, Parágrafo 3º, do Estatuto Social da TIM S.A. (“Companhia”).

PRESENÇA: Reuniu-se o Conselho de Administração da Companhia com a presença dos Srs. Nicandro Durante, Adrian Calaza, Alberto Mario Griselli, Alessandra Michelini, Claudio Giovanni Ezio Ongaro, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Gigliola Bonino, Herculano Aníbal Alves e Leonardo de Carvalho Capdeville.

MESA: Sr. Nicandro Durante - Presidente; e Sra. Fabiane Reschke – Secretária.

ORDEM DO DIA: (1) Eleger o Presidente do Conselho de Administração da Companhia; (2) Eleger o Secretário do Conselho de Administração da Companhia; (3) Deliberar sobre a composição dos Comitês de Assessoramento ao Conselho de Administração da Companhia; e (4) Eleger os Diretores Estatutários da Companhia.

DELIBERAÇÕES: Após a análise do material disponibilizado e arquivado na sede da Companhia, e com base nos esclarecimentos prestados e nas discussões sobre as matérias constantes da Ordem do Dia, os Senhores Conselheiros, por unanimidade dos presentes e com a abstenção dos legalmente impedidos, registraram suas manifestações e deliberações da seguinte forma:

(1) O Conselho indicou e elegeu o Sr. Nicandro Durante para ocupar o cargo de Presidente do Conselho de Administração da Companhia, com mandato até a Assembleia Geral Ordinária da Companhia que será realizada no ano de 2027. Registra-se que o Sr. Nicandro Durante se absteve de votar.

(2) O Conselho, na forma de seu Regimento Interno, indicou e elegeu a Sra. Fabiane Reschke, Diretora Jurídica da Companhia, para exercer a função de Secretária do Conselho de Administração da

Companhia, até a primeira reunião do Conselho de Administração que será realizada após a Assembleia Geral Ordinária da Companhia do ano de 2027.

(3.1) O Conselho indicou e elegeu, para compor o Comitê de Auditoria Estatutário da Companhia (“CAE”), os Srs. Gesner José de Oliveira Filho, Flavia Maria Bittencourt e Nicandro Durante. Todos os conselheiros ora eleitos para compor o CAE são qualificados como Conselheiros Independentes, nos termos do Regulamento de Listagem do Novo Mercado da B3 S.A. - Brasil, Bolsa, Balcão e do Estatuto Social da Companhia, e terão mandato até a Assembleia Geral Ordinária da Companhia que será realizada no ano de 2027.

Adicionalmente, registra-se que o Sr. Gesner José de Oliveira Filho possui reconhecida experiência em assuntos de contabilidade societária, conforme declaração apresentada.

(3.2) O Conselho indicou e elegeu, para compor o Comitê de Controle e Riscos da Companhia (“CCR”), os Srs. Adrian Calaza, Claudio Giovanni Ezio Ongaro, Gesner José de Oliveira Filho, Herculano Aníbal Alves e a Sra. Gigliola Bonino. Todos os conselheiros ora eleitos terão mandato até a Assembleia Geral Ordinária da Companhia que será realizada no ano de 2027.

(3.3) O Conselho indicou e elegeu, para compor o Comitê de Environmental, Social & Governance da Companhia (“CESG”), os Srs. Nicandro Durante, Alberto Mario Griselli, Gesner José de Oliveira Filho, Claudio Giovani Ezio Ongaro e a Sra. Gigliola Bonino. Todos os conselheiros ora eleitos terão mandato até a Assembleia Geral Ordinária da Companhia que será realizada no ano de 2027.

(3.4) O Conselho indicou e elegeu, para compor o Comitê de Remuneração da Companhia (“CR”), os Srs. Nicandro Durante, Claudio Giovani Ezio Ongaro e a Sra. Alessandra Michelini. Os conselheiros ora eleitos terão mandato até a Assembleia Geral Ordinária da Companhia que será realizada no ano de 2027.

Ao final, registra-se a renúncia à remuneração manifestada pelos seguintes membros eleitos, em razão de suas participações no Conselho de Administração e, quando for o caso, nos Comitês de Assessoramento ao Conselho de Administração da Companhia: (i) Adrian Calaza; (ii) Alberto Mario Griselli; (iii) Alessandra Michelini; (iv) Claudio Giovani Ezio Ongaro; e (v) Gigliola Bonino.

(4.1) Os Senhores Conselheiros elegeram, nos termos do Artigo 22, inciso XXI do Estatuto Social da Companhia, a Diretoria da Companhia composta por 6 (seis) membros identificados a seguir: (i) Diretor Presidente e Diretor de Relações com Investidores, o Sr. Alberto Mario Griselli, italiano, casado, bacharel em engenharia, portador do documento de identidade RNM n° V354056-O, emitido pela CGPI/DIREX/PF em 31/01/2021, inscrito no CPF/MF sob o n° 058.431.817-07, domiciliado na Av. João Cabral de Mello Neto, nº 850, Torre Sul, 13º andar, Barra da Tijuca, na Cidade e Estado do Rio de Janeiro; (ii) Diretora Financeira, a Sra. Andrea Palma Viegas Marques, brasileira, casada, administradora, portadora do documento de identidade n° 08524330-1, emitido pelo DETRAN/RJ em 18/05/2011, inscrita no CPF/MF sob o n° 014.189.697-37, domiciliada na Av. João Cabral de Mello Neto, nº 850, Torre Sul, 13º andar, Barra da Tijuca, na Cidade e Estado do Rio de Janeiro; (iii) Business Support Officer, o Sr. Bruno Mutzenbecher Gentil, brasileiro, casado, bacharel em administração de empresas, portador do documento de identidade nº 07.212.618-8, expedido pelo IFP/RJ em 10/09/1998, inscrito no CPF/MF sob o nº 001.330.367-82, domiciliado na Avenida João Cabral de Mello Neto, nº 850 - Torre Sul, 13º andar, Barra da Tijuca, na Cidade e Estado do Rio de Janeiro; (iv) Diretora Jurídica, a Sra. Fabiane Reschke, brasileira, casada, advogada, portadora do documento de identidade n° 344518053 - CNH, expedido pelo DETRAN/SP em 14 de dezembro de 2023, inscrita no CPF/MF sob o nº 544.284.590-68, domiciliada na Av. João Cabral de Mello Neto, nº 850, Torre Sul, 13º andar, Barra da Tijuca, na cidade e Estado do Rio de Janeiro; (v) People, Culture & Organization Officer, a Sra. Maria Antonietta Russo, italiana, casada, bacharel em psicologia, portadora do documento de identidade RNM nº V411242M, expedido pela CGPI/DIREX/PF-RJ em 19/06/2021, inscrita no CPF/MF sob o nº 059.696.447-14, domiciliada na Avenida João Cabral de Mello Neto, nº 850, Torre Sul, 13º andar, Barra da Tijuca, na Cidade e Estado do Rio de Janeiro; e (vi) Regulatory and Institutional Affairs Officer, o Sr. Mario Girasole, brasileiro naturalizado, divorciado, doutor em ciências econômicas, portador do documento de identidade nº 32.859.384-3, expedido pelo DETRAN/RJ em 20/12/2016, inscrito no CPF/MF sob o nº 059.292.237-50, domiciliado na Av. João Cabral de Mello Neto, nº 850, Torre Sul, 13º andar, Barra da Tijuca, na Cidade e Estado do Rio de Janeiro.

Os membros da Diretoria eleitos terão mandato até a primeira reunião do Conselho de Administração que vier a ocorrer após a Assembleia Geral Ordinária da Companhia, a se realizar no ano de 2027.

Os Diretores eleitos declararam, sob as penas da lei, que não estão incursos em nenhum dos crimes previstos em lei que os impeça de exercer atividade mercantil, nos termos do Artigo 147 da Lei n.º 6.404, de 15 de dezembro de 1976, e informaram, ainda, que irão apresentar os termos de posse, a declaração exigida pela Resolução nº 80 da CVM, os termos previstos nos Artigos 18 e 19 do Estatuto Social e demais documentos, devidamente assinados, dentro do prazo legal.

Adicionalmente, registra-se que o Sr. Alberto Mario Griselli se absteve de votar em relação a este item da Ordem do Dia, em razão de sua posição como membro deste Conselho.

(4.2) Em razão da deliberação acima, os Senhores Conselheiros ratificaram os limites de autoridade dos Diretores e dos procuradores da Companhia ficam estabelecidos da seguinte forma: (i) o Diretor Presidente da Companhia terá plenos poderes para, agindo em conjunto com outro Diretor Estatutário ou procurador, praticar, firmar e representar a Companhia em todo e qualquer ato e/ou negócio jurídico, ou perante qualquer autoridade pública, incluindo sem limitações, quaisquer contratos que resultem na aquisição de bens ou serviços, na alienação, doação, cessão ou oneração de ativos, na renúncia de direitos, e na prática de atos de liberalidade, até o valor de R$50.000.000,00 (cinquenta milhões de Reais) por operação ou série de operações relacionadas; (ii) o Diretor Financeiro terá plenos poderes para, agindo em conjunto com outro Diretor Estatutário ou procurador, praticar, firmar e representar a Companhia em relação a atividades da área financeira, incluindo sem limitações, contratos de operações financeiras e de tesouraria, inclusive, contratos de garantia em geral, tomada e concessão de empréstimos, cessão e desconto de títulos, até o valor de R$50.000.000,00 (cinquenta milhões de Reais) por operação ou série de operações relacionadas, e para, agindo em conjunto com outro Diretor Estatutário ou procurador, praticar, firmar e representar a Companhia em todo e qualquer ato e/ou negócio jurídico, ou perante qualquer autoridade pública, incluindo sem limitações, quaisquer contratos dos quais resultem na aquisição de bens ou serviços, na alienação, doação, cessão ou oneração de ativos, na renúncia de direitos, e na prática de atos de liberalidade, dentro de sua área de atuação, até o valor de R$10.000.000,00 (dez milhões de Reais) por operação ou série de operações relacionadas; e (iii) os demais Diretores Estatutários da Companhia: Diretor de Relações com Investidores; Business Support Officer; Diretor Jurídico; People, Culture & Organization Officer; e Regulatory and Institutional Affairs Officer, terão plenos poderes para, agindo em conjunto com outro Diretor Estatutário ou procurador, praticar, firmar e representar a Companhia em todo e qualquer ato e/ou negócio jurídico, ou perante qualquer autoridade pública, incluindo sem limitações, quaisquer contratos que resultem na aquisição de bens ou serviços, na alienação, doação, cessão ou oneração de ativos, na renúncia de direitos, e na prática de atos de liberalidade, dentro de suas respectivas áreas de atuação, até o valor de R$10.000.000,00 (dez milhões de Reais) por operação ou série de operações relacionadas.

A representação conjunta ora definida deverá observar necessariamente que ao menos um dos representantes legais deve possuir o limite financeiro estabelecido em cada um dos itens elencados acima e a regra de prevalência do limite financeiro superior deverá ser igualmente aplicada nas hipóteses de representação conjunta por dois procuradores. Os limites de autoridade ora aprovados estão subordinados aos limites financeiros previstos pelo Estatuto Social da Companhia, e deverão ser observados única e exclusivamente para a implementação de operação e/ou para a celebração de negócio jurídico que resulte na assunção de obrigações e/ou na renúncia de direitos pela Companhia. Neste sentido, a representação conjunta e os limites de autoridade não serão aplicados nas seguintes situações, dentre outras: (i) na prática de atos de simples rotinas operacionais e administrativas perante órgãos e repartições públicas, e instituições financeiras; (ii) para fins judiciais, arbitrais ou de defesa em processos de qualquer natureza, por meio de procuração ad judicia et extra; (iii) para assinatura de documentos que não resultem na assunção de obrigações ou na renúncia de direitos; (iv) na participação em licitações ou em processo de concorrência que, em conformidade com a legislação em vigor ou as condições impostas pelo edital, não seja possível a representação conjunta; (v) na representação da Companhia em Assembleias e reuniões de sócios em sociedades das quais participe; e (vi) nas situações excepcionais definidas pelos órgãos da administração da Companhia.

Adicionalmente, fica estabelecido que a representação conjunta deverá ser necessariamente observada nas hipóteses de celebração de contratos de venda de bens e serviços que representem ingresso de receita para a Companhia, não se aplicando, contudo, os limites de autoridade aqui definidos.

Por fim, todos os Diretores Estatutários e/ou procuradores poderão praticar quaisquer atos e assinar todo e qualquer documento, em nome da Companhia, que tenham sido previamente aprovados pelos órgãos societários competentes, independentemente dos limites de autoridade e da forma de representação aqui estabelecidos.

ENCERRAMENTO: Nada mais havendo a tratar, encerrou-se a reunião pelo tempo necessário à lavratura desta ata na forma de sumário que, reaberta a sessão, foi lida, achada conforme, aprovada e assinada por todos os Conselheiros participantes.

Certifico que a presente ata é cópia fiel da via original lavrada em livro próprio.

Rio de Janeiro (RJ), 28 de março de 2025.

FABIANE RESCHKE

Secretária da Mesa

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: April 1, 2025	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer